UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Credicorp Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G2519Y 10 8

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2519Y 10 8	Page 2 of 6

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Atlantic Security Holding Corporation

2.	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power
14,620,845

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
14,620,845

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,620,845

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)
15.5%

12.	Type of Reporting Person(See Instructions)
CO

CUSIP No. G2519Y 10 8	Page 3 of 6

Item 1(a).		Name of Issuer:

Credicorp Ltd.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

Clarendon House
Church Street
Hamilton HM11 Bermuda

Item 2(a).		Name of Persons Filing:

Atlantic Security Holding Corporation

Item 2(b).		Address of Principal Business Office or, if None, Residence:

Atlantic Security Holding Corp.
Calle 50 y Aquilino de la Guardia
Torre Banco Continental Pisos 28 29
Panama, Republic of Panama

Item 2(c).		Citizenship:

See Item 4 on Page 2

Item 2(d).		Title of Class of Securities:

Common Shares

Item 2(e).		Cusip Number:

G2519Y 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

CUSIP No. G2519Y 10 8	Page 4 of 6

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership.

(a)	Amount Beneficially Owned:

See Item 9 on Page 2

(b)	Percent of Class:

See Item 11 on Page 2

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

See Item 5 on Page 2

	(ii)	Shared power to vote or to direct the vote:

See Item 6 on Page 2

	(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on Page 2

CUSIP No. G2519Y 10 8	Page 5 of 6

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on Page 2

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G2519Y 10 8	Page 6 of 6

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
(Date)

Atlantic Security Holding Corporation

By:	/s/ Carlos Muñoz

Name:	Carlos Muñoz
President
Title:	Authorized Signatory